EXHIBIT 99.1

First Horizon Reports First Quarter Results and Highlights

Company’s Business Diversification, Strong Liquidity, and Capital Position help Support Customers during these Uncertain Times

MEMPHIS, Tenn., April 21, 2020 (GLOBE NEWSWIRE) -- First Horizon National Corp. (NYSE:FHN) today announced its first quarter 2020 financial results. The company’s loans to mortgage companies and fixed income businesses were key contributors for the first quarter. Reported earnings per share (EPS) were $0.04, reflecting a significant increase in provision expense. First Horizon recorded provision for loan losses of $145 million, an increase of $135 million from 4Q19, primarily driven by a sudden, steep decline in the economic forecast in the later part of the quarter following widespread societal responses to the COVID-19 pandemic. Effective January 1, 2020, First Horizon adopted Accounting Standards Update (ASU) 2016-13 (CECL).

“The COVID-19 pandemic has created unprecedented challenges for our nation, our communities and companies of all sizes. We believe our dedicated employees, diverse businesses, balance sheet capacity and ample liquidity have helped position First Horizon to help our clients and communities navigate through this difficult time,” said Bryan Jordan, chairman and CEO of First Horizon. “Since the beginning of the crisis, we have taken significant steps to help our employees remain safe while continuing to serve our customers and our communities. We processed over $1.6 billion in loans to assist small business customers through the Small Business Administration Payroll Protection Program. In addition, our First Horizon Foundation donated $2.5 million in support of COVID-19 emergency relief efforts to nonprofit organizations to provide meal, educational and emergency assistance to support our communities.”

Jordan continued, “Our first quarter results reflected our balanced and diversified business mix, stable credit quality metrics and capital, and our ability to use our balance sheet to support customers. Looking ahead, our merger with IBERIABANK Corporation remains on track and is expected to close in the second quarter. We have been working diligently on the integration plan to bring the two organizations together. As a combined company, we will be well positioned as a leading southern financial services firm.”

Highlights for the quarter include:

  Balance sheet growth driven by loans to mortgage companies and higher utilization rates
  Unique business mix provides earnings contribution in challenging environment
  Pre-provision net revenue1 up 19% YOY driven by growth in countercyclical businesses and continued expense discipline
  Average loans flat LQ, up 12% YOY
  Average deposits flat LQ, up 1% YOY
  Fixed income average daily revenue of $1.3 million, an increase of 19% LQ and 73% YOY with growth across multiple trading desks and across customer base

LQ – Linked Quarter (compared to 4Q19), YOY – Year Over Year (compared to 1Q19).

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1Pre-provision net revenue is not a GAAP number but is used in regulatory stress test reporting. The presentation of PPNR in this Earnings Release follows the regulatory definition.

First Quarter 2020 Financial Highlights

Diluted EPS/ Adjusted EPS1 $0.04 / $0.05	ROA/ Adjusted ROA1 0.15% / 0.19%	ROCE / Adjusted ROCE1 1.05% / 1.45%		ROTCE1/ Adjusted ROTCE1 1.59% / 2.19%

Consolidated Highlights
Quarterly, Unaudited
				1Q20 Changes vs.
(Dollars in Thousands)	1Q20	4Q19	1Q19	4Q19	1Q19
Consolidated
Income Statement
Net interest income	$302,802	$311,393	$294,508	(3)%	3%
Noninterest income	174,756	183,307	141,045	(5)%	24%
Total revenues	477,558	494,700	435,553	(3)%	10%
Provision /(Provision Credit) for loan losses	145,000	10,000	9,000	NM	NM
Noninterest expense	311,319	327,447	296,090	(5)%	5%
Income before income taxes	21,239	157,253	130,463	(86)%	(84)%
Provision for income taxes	4,767	35,970	27,058	(87)%	(82)%
Net income	16,472	121,283	103,405	(86)%	(84)%
Net income attributable to noncontrolling interest	2,852	2,910	2,820	(2)%	1%
Preferred stock dividends	1,550	1,550	1,550	*	*
Net income available to common shareholders	$12,070	$116,823	$99,035	(90)%	(88)%

NIM	3.16%	3.26%	3.31%	(3)%	(5)%
Diluted Shares	313,170	313,353	319,581	*	(2)%

Balance Sheet
Average Loans	$30,524,165	$30,706,319	$27,313,300	(1)%	12%
Average Deposits	32,882,006	32,777,047	32,497,478	*	1%
Average Assets	43,551,912	42,885,790	40,883,192	2%	7%
Average Common Equity	4,611,339	4,648,813	4,418,180	(1)%	4%
NM - Not meaningful
* Amount is less than one percent.

Consolidated highlights include:

  Strong period-end loan and deposit growth of 7% and 6% LQ respectively
  PPNR2 of $166.2 million and $167.3 million in 1Q20 and 4Q19
  Net interest margin was down 10 basis points LQ, primarily due to lower loan accretion and a decline in LIBOR
  Revenue down 3% LQ due to lower NII and negative deferred compensation income, somewhat offset by higher fixed income revenue
  Expenses down 5% LQ due to lower deferred compensation, charitable contributions, acquisition, and rebranding expenses, somewhat offset by an increase in the reserve for unfunded commitments and higher personnel-related expenses

1 These are non-GAAP numbers that are reconciled to reported GAAP numbers in the FHN Non-GAAP to GAAP Reconciliation table.

2 Pre-provision net revenue is not a GAAP number but is used in regulatory stress test reporting. The presentation of PPNR in this Earnings Release follows the regulatory definition.

Regional Banking Highlights
Quarterly, Unaudited

				1Q20 Changes vs.
(Dollars in Thousands)	1Q20	4Q19	1Q19	4Q19	1Q19
Regional Banking
Net interest income	$300,128	$310,808	$286,023	(3)%	5%
Noninterest income	81,871	89,553	73,029	(9)%	12%
Total revenues	381,999	400,361	359,052	(5)%	6%
Provision for loan losses	145,435	14,370	13,442	NM	NM
Noninterest expense	211,013	202,124	198,569	4%	6%
Income before income taxes	$25,551	$183,867	$147,041	(86)%	(83)%

Balance Sheet
Average Loans	$29,607,545	$29,721,827	$26,107,250	*	13%
Average Deposits	30,579,476	30,413,210	29,590,235	1%	3%
NM - Not meaningful
* Amount is less than one percent.

Regional Banking highlights include:

  Strong period-end loan growth of 8% LQ due to increases in C&I and specialty areas, with particular strength in loans to mortgage companies
  Average loans flat LQ and growth of 13% YOY
  Average deposits growth of 1% LQ and 3% YOY
  Increase in provision expense driven by a sudden, steep decline in the economic forecast
  Expense increase primarily driven by a $9.1 million increase in the expense on unfunded commitments largely associated with a sudden, steep decline in the economic forecast attributable to the COVID-19 pandemic

Fixed Income Highlights
Quarterly, Unaudited

				1Q20 Changes vs.
(Dollars in Thousands)	1Q20	4Q19	1Q19	4Q19	1Q19
Fixed Income
Net interest income	$10,914	$7,232	$7,332	51%	49%
Noninterest income	95,723	81,185	53,807	18%	78%
Total revenues	106,637	88,417	61,139	21%	74%
Noninterest expense	81,063	62,090	50,533	31%	60%
Income before income taxes	$25,574	$26,327	$10,606	(3)%	NM
NM - Not meaningful

Fixed Income highlights include:

  Revenue up 21% LQ
  Fixed income average daily revenue of $1.3 million, an increase of 19% LQ and 73% YOY with growth across multiple trading desks and across customer base
  Extensive fixed income distribution platform well-positioned to capitalize on favorable market conditions
  Other product revenue up 13% LQ and 86% YOY primarily driven by increases in derivatives and investment advisory

Capital and Liquidity Highlights
Quarterly, Unaudited

				1Q20 Changes vs.
(Dollars in Thousands)	1Q20	4Q19	1Q19	4Q19	1Q19
Capital and Liquidity Highlights
Common dividends declared	$46.7	$43.5	$44.3	7%	5%
Preferred dividends declared	1.6	1.6	1.6	*	*
Share repurchases	—	—	51.5	NM	NM
Capital Ratios (a)
Common Equity Tier 1	8.52%	9.20%	9.62%
Tier 1	9.49%	10.15%	10.65%
Total Capital	10.75%	11.22%	11.78%
Leverage	9.00%	9.04%	9.02%
(a) Regulatory capital ratios calculated under the Basel III risk-based capital rules as phased-in; current quarter is an estimate.
NM - Not meaningful
* Amount is less than one percent.

Capital and Liquidity highlights include:

  Declared $0.15 per common share quarterly dividend in 1Q20, which was paid on April 1, 2020
  No share repurchases in 1Q20
  Strong liquidity and capital levels to provide credit in current challenging economic situation
  1Q20 decrease in risk-based capital ratios largely driven by an increase in risk-weighted assets driven by period-end commercial loan growth, higher draw activity in March, and increased market risk assets for Fixed Income

Asset Quality Highlights
Quarterly, Unaudited

				1Q20 Changes vs.
(Dollars in Thousands)	1Q20	4Q19	1Q19	4Q19	1Q19
Asset Quality Highlights
Allowance for loan losses	$444,490	$200,307	$184,911	NM	NM
Allowance / loans %	1.33%	0.64%	0.66%
Net Charge-offs	$7,211	$2,842	$4,513	NM	60%
Net charge-offs %	0.10%	0.04%	0.07%
Nonperforming Loans (a)	$189,813	$162,165	$181,624	17%	5%
NPL %	0.57%	0.52%	0.65%
30+ delinquencies	$62,642	$57,911	$63,693	8%	(2)%
30+ delinquencies %	0.19%	0.19%	0.23%
(a) Excludes loans held-for-sale.
NM - Not meaningful

Asset Quality highlights include:

  Increase in reserves primarily driven by a sudden, steep decline in the economic forecast attributable to the COVID-19 pandemic and the adoption of ASU 2016-13 (CECL)
  Net charge-off ratio slightly up 6 basis points from 4Q19 driven by one commercial credit
  Increase in 30+ delinquencies primarily driven by two commercial credits; 30+ delinquencies as a percentage of loans flat compared to 4Q19

Use of Non-GAAP Measures
Several financial measures in this release are non-GAAP, meaning they are not presented in accordance with generally accepted accounting principles (GAAP) in the U.S. The non-GAAP items presented in this release are adjusted earnings per share ("EPS"), adjusted return on average assets ("ROA"), adjusted return on average common equity (“ROCE”), return on tangible common equity ("ROTCE"), and adjusted ROTCE. These profitability measures are reported to First Horizon’s management and directors through various internal reports. First Horizon’s management believes these measures are relevant to understanding the financial results of First Horizon and its business segments. Non-GAAP measures are not formally defined by GAAP or codified in the federal banking regulations, and other entities may use calculation methods that differ from those used by First Horizon. First Horizon has reconciled each of these measures to a comparable GAAP measure below:

FHN NON-GAAP TO GAAP RECONCILIATION
Quarterly, Unaudited
(Dollars and shares in thousands, except per share data)

Adjusted Diluted EPS		1Q20
Net income available to common ("NIAC") (GAAP)	a	$12,070
Plus Tax effected notable items (Non-GAAP) (a)		$4,537
Adjusted NIAC (Non-GAAP)	b	$16,607

Diluted Shares (GAAP)	c	313,170

Diluted EPS (GAAP)	a/c	$0.04
Adjusted diluted EPS (Non-GAAP)	b/c	$0.05

Adjusted Return on Assets ("ROA")		1Q20
Net Income ("NI") (GAAP)		$16,472
Plus Tax effected notable items (Non-GAAP) (a)		$4,537
Adjusted NI (Non-GAAP)		$21,009

NI (annualized) (GAAP)	d	$66,250
Adjusted NI (annualized) (Non-GAAP)	e	$84,498

Average assets (GAAP)	f	$43,551,912

ROA (GAAP)	d/f	0.15%
Adjusted ROA (Non-GAAP)	e/f	0.19%

Adjusted Return on Average Common Equity ("ROCE")/ Return on Average Tangible Common Equity ("ROTCE")		1Q20
NIAC (GAAP)		$12,070
Plus Tax effected notable items (Non-GAAP) (a)		$4,537
Adjusted NIAC (Non-GAAP)		$16,607

NIAC (annualized) (GAAP)	g	$48,545
Adjusted NIAC (annualized) (Non-GAAP)	h	$66,793

Average Common Equity (GAAP)	i	$4,611,339
Intangible Assets (GAAP) (b)		$1,560,340
Average Tangible Common Equity (Non-GAAP)	j	$3,050,999

ROCE (GAAP)	g/i	1.05%
Adjusted ROCE (Non-GAAP)	h/i	1.45%

ROTCE (Non-GAAP)	g/j	1.59%
Adjusted ROTCE (Non-GAAP)	h/j	2.19%

(a) 1Q20 includes $5.8 million of pre-tax acquisition-related expenses largely associated with the pending branch acquisition and merger of equals with IBERIABANK Corporation (“IBKC”), and has been adjusted using an incremental tax rate of approximately 21 percent.
(b) Includes goodwill and other intangible assets, net of amortization.

Conference call
Management will hold a conference call at 9:00 a.m. Central Time today to review earnings and performance trends. There will also be a live webcast accompanied by the slide presentation available in the investor relations section of www.FirstHorizon.com.  The call and slide presentation may involve forward-looking information, including guidance.

Callers wishing to participate may call toll-free starting at 8:45 a.m. CT today by dialing 888-317-6003 and entering access code 1397185. The number for international participants is 412-317-6061 and the access code is 1397185.

Participants can also listen to the live audio webcast with the accompanying slide presentation through the investor relations section of www.FirstHorizon.com. A replay will be available from noon CT today until midnight CT on May 5. To listen to the replay, dial 877-344-7529 or 412-317-0088. The access code is 10141967. The event also will be archived and available beginning today by midnight CT in the investor relations section of www.FirstHorizon.com.

Disclaimers and Other Information
This communication contains forward-looking statements involving significant risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking information. Those factors include general economic and financial market conditions, including expectations of and actual timing and amount of interest rate movements including the slope of the yield curve, competition, ability to execute business plans, geopolitical developments, recent and future legislative and regulatory developments, inflation or deflation, market (particularly real estate market) and monetary fluctuations, natural disasters, customer, investor and regulatory responses to these conditions and items already mentioned in this press release, as well as critical accounting estimates and other factors described in First Horizon's annual report on Form 10-K and other recent filings with the SEC. First Horizon disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein or therein to reflect future events or developments or changes in expectations.

About First Horizon
First Horizon National Corp. (NYSE:FHN) provides financial services through First Horizon Bank, First Horizon Advisors, and FHN Financial businesses. The banking subsidiary was founded in 1864 and has the largest deposit market share in Tennessee. The company operates approximately 270 bank locations across the Southeast U.S. and 29 FHN Financial offices across the entire U.S. First Horizon Advisors wealth management group has more than 300 financial professionals and about $4.8 billion in assets under management. FHN Financial is a capital markets industry leader in fixed income sales, trading and strategies for institutional customers in the U.S. and abroad. The company is recognized as one of the nation’s best employers by Fortune and Forbes magazines and a Top 10 Most Reputable U.S. bank. More information is available at www.FirstHorizon.com.

FHN-G

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/dd26e149-671c-420d-91eb-ecc8c7bdf29d

CONTACT:	First Horizon Investor Relations, Aarti Bowman, (901) 523-4017
First Horizon Media Relations, Silvia Alvarez, (901) 523-4465